Exhibit 99.1

July 17, 2019

The Manager- Listing

BSE Limited

(BSE: 507685)

The Manager-Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: AGM Proceedings

We are hereby submitting the summary of proceedings of the 73rd Annual General Meeting of the Company held on July 16, 2019.

The same will be made available on the Company’s website www.wipro.com.

Thanking You, For WIPRO LIMITED /s/ M Sanaulla Khan M Sanaulla Khan Company Secretary

Encl: As Above.

SUMMARY OF PROCEEDINGS OF THE 73rd ANNUAL GENERAL MEETING

The 73rd Annual General Meeting (the “AGM”) of the Members of Wipro Limited (the “Company”) was held on Tuesday, July 16, 2019 at 4:00 PM at Wipro’s Campus, Cafeteria Hall EC-3, Ground Floor, Opp. Tower 8, No. 72, Keonics Electronics City, Hosur Road, Bangalore- 561229, India.

The following Directors were present:

1.	Mr. Azim H Premji	Chairman and Managing Director

2.	Mr. Narayanan Vaghul	Independent Director & Chairman of Audit, Risk and Compliance Committee

3.	Dr. Ashok S Ganguly	Independent Director & Chairman of Board Governance, Nomination and Compensation Committee

4.	Mr. William A Owens	Independent Director & Chairman of Strategy Committee

5.	Mr. M.K Sharma	Independent Director & Chairman of Administrative and Shareholder/Investor Grievance Committee

6.	Mrs. lreena Vittal	Independent Director

7.	Dr. Patrick J Ennis	Independent Director

8.	Mr. Patrick Dupuis	Independent Director

9.	Mrs. Arundhati Bhattacharya	Independent Director

10.	Mr. Abidali Z Neemuchwala	Chief Executive Officer and Executive Director

11.	Mr. Rishad A Premji	Chief Strategy Officer and Executive Director

In attendance

1.	Mr. Jatin P Dalal	Chief Financial Officer

2.	Mr. M Sanaulla Khan	Company Secretary

3.	Mr. N Venkatram	Partner, Auditor, Deloitte Haskins and Sells LLP, Statutory

4.	Mr. V. Sreedharan	Partner, V Sreedharan & Associates (Scrutinizer)

Members Present:

1) In Person - 354

2) By Proxy – 6

Pursuant to Article 96 of Articles of Association of the Company, Mr. Azim H Premji being the Chairman of the Board took the chair and conducted the proceedings of the Meeting after ascertaining that the requisite quorum was present. The Chairman addressed the shareholders and spoke about Wipro’s strategy, business and financial performance, social and community initiatives, digital technologies and creation of stakeholder value.

The Chairman thereafter requested the Company Secretary to brief the shareholders regarding the arrangements made at the meeting. The Company Secretary informed the shareholders that e-voting facility has been provided to all Members to vote electronically and that there will be no voting by show of hands at the meeting. The proceedings of the AGM are being web-casted live for all the shareholders as per details provided in the notice of the AGM. The Members who could not avail e-voting facility were enabled to vote through lnsta-Poll facility provided at the venue of the meeting. Mr. V Sreedharan, Practising Company Secretary and Partner of V Sreedharan and Associates, Company Secretaries, had been appointed as the Scrutinizer for the Poll at this meeting and to report on the combined voting results of e-voting and the lnsta-Poll for each of the items as per the notice of the AGM.

The Chairman thereafter declared that the copies of audited financial statements for the year ended March 31 , 2019, Director’s report and Auditor’s report had been posted/emailed as the case may be, to all the Members and that the original documents including the Register of Director’s Shareholding, Minutes of Annual General Meeting, copies of Audited Financial Statements etc., were available for inspection. With the permission of the Members, the Chairman considered the notice of the AGM and statutory auditor’s report as read.

Clarifications were provided to the queries raised by the Members.

The following items of business, as per the notice of the AGM were transacted –

1.

Adoption of audited Financial Statements (including Consolidated Financial Statements) for the financial year ended March 31 , 2019 and reports of the Board of Directors and the Auditors thereon (Ordinary Resolution)

2.	Confirmation of the payment of Interim Dividend of Rs.1 per equity share already paid during the year as the Final Dividend for the financial year ended March 31 , 2019 (Ordinary Resolution)

3.	Appointment of Director in place of Mr. Abidali Z Neemuchwala (DIN 02478060) who retires by rotation and being eligible, offers himself for re-appointment (Ordinary Resolution)

4.	Amendments to the Articles of Association of the Company (Special Resolution)

5.	Appointment of Mr. Azim H Premji (DIN 00234280) as Non-Executive, Non-Independent Director of the Company (Special Resolution)

6.	Re-appointment of Mr. Rishad A Premji (DIN 02983899) as Whole Time Director of the Company- designated as Executive Chairman (Ordinary Resolution)

7.	Designating and appointing Mr. Abidali Z Neemuchwala (DIN 02478060), Whole Time Director, as Managing Director of the Company (Ordinary Resolution)

The scrutinizers’ report was received and accordingly all the resolutions as set out in the notice of the AGM were declared as approved with requisite majority.